UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 7, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO ANNOUNCES ACQUISITION OF TURKISH STEEL TRADING COMPANY

Moscow, Russia – July 7, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces purchase of 100% stake in Turkish steel trading group Ramateks by Mechel Service Global B.V., Mechel OAO’s subsidiary managing the group’s steel products retail sales and service network.

Mechel continues implementation of its strategy to expand its own steel service and sales network named Mechel Service. On July 6, 2010 Mechel Service Global
B.V. completed the transaction to acquire 100% of the shares of Turkish steel trading group Ramateks. The purchase price amounted to $3 mln. Ramateks debt incurred by Mechel, the majority of which (77%) is trade financing, didn’t exceed $13.8 mln.*.

The main activity of Ramateks Group is distribution of construction and stainless steel long products as well as other types of steel products. Ramateks storage capacities are located in Istanbul and Konya. The company also has equipment for steel product cutting.

Ramateks client base is well-diversified and includes both domestic and foreign customers. With 10 thousand square meters of own warehousing capacities and about 4.5 thousand square meters of leased area Ramateks’ total storage capacity amounts to 21 thousand tonnes of steel products. Ramateks is expected to increase its sales volumes 2.5 times by 2014 after becoming a part of Mechel group.

In 2009 Ramateks’ revenue was about $ 33 mln.

Andrey Ponomarev, Managing director of Mechel Service Global B.V., commented on the event:
“We expand Mechel Service operations in Balkan region as we consider this market as very promising with serious growth potential. Eastern Europe today is one of our priorities for development. In Romania alone there are 9 successfully operating branches of our Mechel Service Romania subsidiary. In 2009 we expanded our sales and service network to Serbia and Bulgaria. These subsidiaries primarily sell products of Mechel’s Romanian plants.
In the 1st quarter of 2010 sales of Mechel Service’s Eastern European branches were 3 times higher than in the same period a year ago. This was a result of both geographic expansion of our network and increase in the efficiency of existing subdivisions.

We continue our active development in Eastern Europe to establish efficient and well-diversified sales infrastructure, to educate personnel and enlarge clientele by the time of final recovery of the economy. This will allow Mechel
Service to become a significant player in steel sales and services in Eastern
Europe.”

* According to the last auditors’ report as of June, 18 2010. Data on Ramateks’
debt is converted to US dollars according to the European Central Bank cross-
rate TL-EUR-USD as of the same date.
***
Mechel OAO
Ekatetina Videman
Tel.: (495) 221-88-88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products,
hardware, heat and electric power. Mechel products       are marketed
domestically and internationally.
***
The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.
Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented Directive
2003/71/EC (together with any applicable implementing measures in any Member
State, the “Prospectus Directive”) is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus
Directive.

These materials are only being distributed to and are only directed at (i)
persons who are outside the United Kingdom, subject to applicable laws or (ii)
persons who have professional experience in matters relating to investments falling within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005
(the “Order”), and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which these materials relate will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
This press release and the information herein are not a public offer or advertisement of securities in the Russian Federation, and are not an offer, or an invitation to make offers or to purchase, sell, exchange or transfer any preferred shares or Preferred ADSs in the Russian Federation. No prospectus in respect of the Preferred ADSs has been or will be registered in the Russian
Federation nor any Preferred ADSs are intended for placement or public circulation in the Russian Federation.

Not for publication or distribution into or in Canada, Japan or Australia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 07, 2010	By:	Yevgeny Mikhel
	Name:	Yevgeny Mikhel
	Title:	CEO